Navistar, Inc.	Rich Tarapchak
4201 Winfield Road	VP & Corporate Controller
Warrenville, IL 60555 USA

P : 630-753-5000
W : www.navistar.com

Confidential Treatment of Portions of this Letter

Has Been Requested by Navistar International Corporation

Pursuant to 17 C.F.R. § 200.83.

Such Omissions Are Denoted as [***Redacted***]

May 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2010, filed December 22, 2010,

Definitive Proxy Statement on Schedule 14A, filed January 14, 2011,

Form 10-Q for the fiscal quarter ended January 31, 2011, filed March 9, 2011

File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated April 7, 2011 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2010, Definitive Proxy Statement on Schedule 14A, and Quarterly Report on Form 10-Q for the period ended January 31, 2011 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Please note that Navistar is requesting confidential treatment pursuant to Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83, with respect to certain portions of this letter. Confidential information was omitted by means of redacting a portion of the text, with the word “[***Redacted***]” inserted in place of any portions so omitted. We have separately submitted a copy of this letter containing the redacted portions with the Staff, and requested the return of these materials in accordance with Rule 12b-4 under the Exchange Act of 1934, as amended.

United States Securities and Exchange Commission May 4, 2011	Confidential Treatment Requested by Navistar International Corporation

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

Financial Statements, page 65

Notes to Consolidated Financial Statements, page 72

17. Commitments and contingencies, page 131

Legal Proceedings, page 133

Lis Franco de Toledo. et. al. vs. Syntex do Brasil and MWM, page 136

1.	We note from your response to prior comment 3 that the company has recorded “an amount” related to the Franco litigation and recorded a corresponding receivable from Wyeth given their ultimate responsibility in the matter. Please tell us the amount you have recorded in your financials for this contingency and the dates when such amount(s) were recorded. Your response should also explain what communication the company has had with Wyeth regarding their indemnification of the company in this matter. We may have further comment upon receipt of your response.

Response:

[***Redacted***]

As disclosed within our Form 10-Q for the period ended January 31, 2011, in September 2010, MWM International Industria de Motores da America do Sul Ltda (“MWM”) filed a motion for clarification of the decision, which would suspend the enforcement of the decision. The Court denied this motion and MWM appealed the matter to the State Court of Appeals. In January 2011, the State Court of Appeals granted the appeal and issued an injunction suspending the lower Court’s decision and judgment in favor of Lis Franco and as a result, the State Court of Appeals will now review the expert’s calculation criteria. [***Redacted***]

As disclosed in prior filings, in 1984, while the Lis Franco litigation was still pending, Syntex Comercio e Participacoes Ltds (“Syntex Parent”), the owner of Syntex do Brasil Industria e Comercio Ltda. (“Syntex”), sold the stock of Syntex to the entity now known as MWM, and in connection with that sale Syntex Parent agreed to indemnify and hold harmless MWM for any liabilities of Syntex, including any payments that might be payable under the Lis Franco lawsuit. In 2000, Wyeth Industrica Farmaceutica Ltds (“Wyeth”), the successor of Syntex Parent, acknowledged to the Brazilian court its sole responsibility for amounts due in the Lis Franco lawsuit.

As the original purchase agreement included the indemnification of MWM for any liabilities of Syntex and as Wyeth has acknowledged in court its sole responsibility for the amounts due in the Lis Franco litigation, we concluded that any judgment against the Company should be recoverable from Wyeth. We have also had ongoing discussions with Wyeth on this matter, and Wyeth has actively participated in the proceedings. At no point has Wyeth denied its responsibility, nor its liability, in this matter. In addition to our legal position on the right of recovery, we continue to monitor the financial viability of Wyeth in order to assess the

United States Securities and Exchange Commission May 4, 2011	Confidential Treatment Requested by Navistar International Corporation

collectability of the potential recovery. Based on these factors, we continue to believe that we have legal rights to recovery of any potential losses and that collectability appears probable.

In January 2011, MWM merged into International Indústria de Motores da América do Sul Ltda. (“IIAA”) and is now known as IIAA.

Definitive Proxy Statement filed January 14, 2011

Related Party Transactions and Approval Policy, page 14

2.	We note your response to our prior comment six, and we reissue the comment. Please confirm that in future filings you will disclose the approximate dollar value of the compensation paid to related persons. Refer to Item 404(a)(3) of Regulation S-K.

Response:

Per our discussion and with respect to Ms. Moran, we propose to add disclosure comparable, if not identical to, the following in future filings:

“Ms. Moran received annual compensation and benefits for fiscal 2010 of less than $300,000, with such compensation and benefits being comparable to other employees with equivalent qualifications, experience, and responsibilities at the Company. Moreover, her annual compensation is market bench-marked periodically by our Human Resources, Compensation and Benefits Group and determined outside of the related person’s reporting structure. Furthermore, any material change in the terms of her employment is approved by our Audit Committee.”

Per our discussion and with respect to Mr. McEachern, we propose to add disclosure comparable, if not identical to, the following in future filings:

“Mr. McEachern received annual compensation and benefits for fiscal 2010 of less than $175,000, with such compensation and benefits being comparable to other employees with equivalent qualifications, experience, and responsibilities at the Company. Moreover, his annual compensation is market bench-marked periodically by our Human Resources, Compensation and Benefits Group and determined outside of the related person’s reporting structure. Furthermore, any material change in the terms of his employment is approved by our Audit Committee.”

We believe this additional disclosure clearly provides investors with all relevant and material information with respect to the related person transaction, and complies with the requirements of Item 404(a)(3) of Regulation S-K in that the enhanced disclosure will provide “the approximate dollar value of the amount involved in the transaction[s]”. Furthermore, the enhanced disclosure is comparable to other registrants’ public disclosure of similar types of related person transactions.

United States Securities and Exchange Commission May 4, 2011	Confidential Treatment Requested by Navistar International Corporation

Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2011

Financial Statements, page 4

Notes to Condensed Consolidated Financial Statements, page 8

1. Summary of Significant Accounting Policies, page 8

Revision of Previously Issued Financial Statements, page 8

3.	We note that the company changed the way it accrues for certain incentive compensation for interim reporting purposes in the first quarter of fiscal 2011, specifically from a ratable method to a performance-based method. Please tell us the nature of the incentive compensation the company is accruing for (e.g. stock options, cash bonuses, etc.) and explain in further detail why you believe this change in accounting treatment is appropriate.

Response:

Our change in method for accruing certain incentive compensation for interim reporting purposes relates specifically to cash bonuses. As disclosed in our Quarterly Report on Form 10-Q for the period ended January 31, 2011, the Company believes that the performance-based method is preferable because it links the accrual of incentive compensation with the associated achievement of performance.

When evaluating the potential change in method for accruing for incentive compensation for interim reporting purposes, we took into consideration the guidance provided by ASC 270-10-45-10:

“The amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount. Examples of such items include inventory shrinkage, allowance for uncollectible accounts, allowance for quantity discounts, and discretionary year-end bonuses.”

Based on application of this guidance, we noted that costs and expenses should be assigned to interim periods so that those interim periods bear a reasonable portion of the anticipated annual amount. Compensation based on attaining a particular goal over a period of time, such as achieving a specified earnings level for the year, should then be accrued over the period in relation to the results achieved to date, and accruing such performance-based compensation based on results achieved is consistent with the assignment of a “reasonable portion” of costs to the interim periods. We further noted that the ratable method, as previously applied, allocated costs, which were based on the achievement of profits, in a manner that was disproportionate to or not consistent with the achievement of those profits. As a result, we concluded that the performance-based method is preferable because it results in the accrual of annual incentive expense based on the results achieved.

United States Securities and Exchange Commission May 4, 2011	Confidential Treatment Requested by Navistar International Corporation

12. Commitments and contingencies, page 26

Legal Proceedings, page 28

Retiree Health Care Litigation, page 29

4.	We note the disclosure included on page 29 indicating that an adverse ruling in the Shy Motion occurred in February 2011 under which the court sustained the plaintiffs’ argument that the company did not have the authority to unilaterally substitute Medicare Part D for the prescription drug benefit that the Plaintiffs had been receiving under the 1993 Settlement Agreement. We also note that the Court has ordered a settlement conference among the parties on March 16, 2011. Please provide us with an update on the March 16, 2011 settlement conference regarding this litigation, including whether any settlement negotiations are expected to result in the recognition of a material settlement obligation by the company. If not, please explain why.

Response:

[***Redacted***]

United States Securities and Exchange Commission May 4, 2011	Confidential Treatment Requested by Navistar International Corporation

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Vice President and Controller